

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

<u>Via Facsimile</u>
Tassos Recachinas, President
HDS International Corp.
10 Dorrance Street, Suite 700
Providence, RI 02903

> **Re:** **HDS International Corp.**
> **Registration Statement on Form S-1**
> **Filed July 9, 2012**
> **File No. 333-182573**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 000-53949**

Dear Mr. Recachinas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. As you prepare subsequent amendments to your filing, please be advised that interactive data is required as an exhibit to a Securities Act registration that contains financial statements. See SEC Release No. 33-9002.

2. Please revise the facing page of your registration statement to indicate your filing status. We note that you have indicated on the facing page of your Form 10-K for the fiscal year ended December 2011 that you are a smaller reporting company.

Prospectus Cover Page

3.   You state that your common stock is traded on the Bulletin Board operated by FINRA. Revise to clearly indicate that your shares are traded on the "Over the Counter Bulletin Board."

4.   Please revise the cover page and throughout your document to specifically address the "no minimum" structure of the transaction. In this regard, the cover page disclosure briefly address the possibility that all of the shares to be sold by the company may not be sold and should discuss the range of possible outcomes, including the possibility that the amount raised may be minimal and may not even cover the costs of the offering, which you have estimated at $25,000.   Please revise other relevant sections of the prospectus to address the impact the various outcomes could have on your business plans assuming, for example, the sale of 25%, 50%, 75% and 100% of the securities in this offering.

5.   We note that the table on the cover page provides information as if all of the proceeds will be received. In the context of a no minimum, best efforts offering, it appears that this table is inappropriate and should be removed. Similarly, it appears that your detailed itemization of the expenses associated with the offering should be moved from the cover page to an appropriate location in the registration statement since the information is not a key term of your offering. See Item 501 of Regulation S-K.

Summary of Our Offering

The Offering, page 5

6.   Consistent with our comment above, please revise your discussion of net proceeds to reflect the range of possible outcomes, assuming, for example, the sale of 25%, 50%, 75% and 100% of the securities in this offering.

Risk Factors

General

7.   In your amended filing, include risk factor disclosure discussing the risks to holders of your common stock created by the voting, conversion and liquidation rights of your Class A preferred stock.

8.   Given that the company will sell shares at a fixed offering price of $0.05 per share while the selling shareholders may sell shares at prevailing market prices, please include risk factor disclosure addressing the concern that it may be difficult for the company to sell shares to the extent the prevailing market price falls below the company's fixed offering price, or advise.

Use of Proceeds, page 12

9.   The paragraph preceding your use of proceeds table indicates that the table sets forth the use of proceeds if you raise $1 million or $2.5 million, which is inconsistent with the information in the table. Please revise the table so that your use of proceeds section addresses how you will use the net proceeds from this offering in the event you sell 25%, 50%, 75% and 100% of the shares being offered directly by the company. This comment also applies, in relevant part, to the table and the plan of operations discussion in MD&A on pages 25 and 26.

Plan of Distribution; Terms of the Offering, page 16

10.   Please file the subscription agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Business, page 19

11.   You state here that "HDS International, Inc. … is a green technology company providing renewable energy and eco-sustainability solutions." We also note your statements elsewhere regarding agreements you have with your employees, consultants, advisors, customers and potential partners. However, it appears from your disclosure throughout that HDS International Corp. does not currently have proven product offerings, has not begun operations, and has no employees, customers or suppliers. Please review your disclosure throughout and revise to ensure that your statements here, in the summary section and throughout the prospectus accurately reflect the current status of your development stage business.

12.   Please expand your disclosure to describe your target client base and to discuss how they would use your product offerings, once developed. Clarify your business model, particularly with respect to how you plan to monetize your carbon capture and biomass production technologies.

Employees, page 23

13.   Please clarify whether you have any paid full- or part-time employees, without regard to whether you have a written employment agreement in place.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

14.   We refer to your current report on Form 8-K filed July 3, 2012 announcing your entry into a convertible drawdown facility. Revise to provide a discussion of the material terms of this facility, amounts borrowed as of the date of your amended filing, the purpose for entering into the facility and how the facility will affect your liquidity and

capital resources. Also, identify the counterparty to the facility and file the agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) or tell us why you believe the agreement is not required to be filed.

Principal and Selling Stockholders

Selling Shareholders, page 34

15.   Please disclose the natural persons who have voting and dispositive power with respect to the shares held by non-public entity shareholders.

16.   For each of the selling security holders, indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with you, any of your predecessors or affiliates.

17.   Please clarify whether any of the listed selling shareholders beneficially owns securities indirectly through any contract, arrangement, understanding, relationship or otherwise. If so, please revise the table to reflect all of the shares beneficially owned, directly and indirectly, be each selling shareholder along with appropriate footnote disclosure to avoid confusion.

Certain Transactions, page 41

18.   Please ensure that the disclosure required by Item 404(d) of Regulation S-K is updated and consistent with your response to prior comment 2 of our letter dated July 9, 2012.

Exhibit 5.1 Opinion of The Law Office of Conrad C. Lysiak, P.S., regarding the legality of the securities being registered

19.   We note that the legality opinion does not disclose how counsel formed the basis for the opinion that the outstanding shares for resale are, and the shares for sale by the company will be, legally issued, fully paid, and non-assessable. Please have counsel revise the opinion to describe the relevant corporate and any documents of public officials that were examined as part of counsel's determination regarding the legality of the subject shares.

20.   Paragraph 4 of your legality opinion states that your outstanding shares are all common shares. We note, however, that you have issued 7.5 million Class A Preferred Shares to Hillwinds Ocean Energy, which is controlled by your sole director and executive officer. Please ensure that your revised legality opinion is consistent with the description of your outstanding securities as presented in your prospectus.

Item 17. Undertakings, page 67

21.   Please revise your document so that the required undertakings contain the exact language set forth in Item 512 of Regulation S-K. By way of example, we refer to paragraph 1.b. of your undertakings on page 68 of your filing.

22.   We note that you have not included the undertaking relating to Securities Act Rule 430C nor the undertaking set forth in Item 512(a)(6) of Regulation S-K. Please revise or adivse.

Form 10-K for the Fiscal Year Ended December 31, 2011

23.   We note your response to prior comment 2 of our letter dated July 9, 2012 and your proposed revisions. You discuss the Asset Acquisition Agreement pursuant to which you issued preferred stock, common stock and a promissory note in the amount of $325,000 to Hillwinds Ocean Energy, LLC, which is controlled by Mr. Recachinas. Please expand your disclosure to describe how you determined the consideration for the assets and license acquired pursuant to this agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the

Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (509) 747-1770
       Conrad Lysiak, Esq.